Date: April 21, 2016
To: All Canadian Securities Regulatory Authorities

Subject: KLONDEX MINES LTD.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual and Special Meeting
Record Date for Notice of Meeting:	May 9, 2016
Record Date for Voting (if applicable):	May 9, 2016
Beneficial Ownership Determination Date:	May 9, 2016
Meeting Date:	June 15, 2016
Meeting Location (if available):	Toronto
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:
Description COMMON	CUSIP Number 498696103	ISIN CA4986961031

Sincerely,

Computershare
Agent for KLONDEX MINES LTD.